SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               September 26, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F
                                     ---          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No X
                                     ---    ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No X
                                     ---    ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes      No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date:  September 26, 2005                   By       Theresa Robinson
    -----------------------                          ----------------

                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

Corus Group plc


26 September 2005


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


1. Name of the issuer

   Corus Group plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or


(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

  (i) and (ii)


3. Name of person discharging managerial responsibilities/director

   N Cunha


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   As named above


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)


11. Number of shares, debentures or financial instruments relating to shares disposed


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)


13. Price per share or value of transaction


14. Date and place of transaction


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


16. Date issuer informed of transaction


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

   31 August 2005


18. Period during which or date on which it can be exercised

    1 July 2008

19. Total amount paid (if any) for grant of the option

    Nil


20. Description of shares or debentures involved (class and number)

    Ordinary shares of 10p each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    46p


22. Total number of shares or debentures over which options held following notification

    100,000


23. Any additional information

    Awarded as conditional shares under the Corus Group plc Leveraged Equity Acquisition Plan


24. Name of contact and telephone number for queries

    Theresa Robinson 020 7717 4528


Name and signature of duly authorised officer of issuer responsible for making notification


Allison Scandrett, Deputy Company Secretary, 020 7717 4526


Date of notification

26 September 2005